M Fund, Inc.
1125 NW Couch Street, Suite 900
Portland, OR 97209

VIA EDGAR CORRESPONDENCE

August 11, 2014

U.S. Securities and Exchange Commission
Mr. Jason Fox
100 F Street, N.E.
Washington, DC 20549-4720
Attention: Disclosure and Review Office

Re:	M Fund, Inc. (the “Fund”)
File Nos. 033-95472 and 811-09082

Dear Mr. Fox:

This letter responds to the comments provided by the Securities and Exchange Commission by telephone on July 22, 2014 to the Fund’s Annual Report for the year ended December 31, 2013 and to the Fund’s Form N-SAR for the year ended December 31, 2012.

Comment 1:  Please add the following language as a footnote to the Total Returns line items in the Financial Highlights section of future Annual Reports:

Does not reflect additional fees charged by separate accounts or variable insurance contracts that an investor in the Fund may pay.  If these additional fees were reflected, performance would have been lower.

Response:  The Fund will make the change as requested in future filings, as applicable.

Comment 2:  On March 11, 2014, the Fund filed an amended Form N-SAR for the year ended December 31, 2012. The Fund, however, did not file a cover letter explaining the reason for the amended filing.  Please file a letter explaining the reason for the amended Form N-SAR for the year ended December 31, 2012 and file cover letters, as necessary, with any future amended filings.

Response:  The Fund has filed a letter explaining the reason for amending the Form N-SAR for the year ended December 31, 2012.  The Fund attaches a copy of the letter as Appendix A. The Fund also commits to file cover letters in conjunction with any future amended filings explaining the reason for such filing.

We trust the foregoing is responsive to your comments.  Please contact me at (503) 414-7686 if you have any questions regarding the foregoing.

Regards,
/s/ Shannon Hartwell
Shannon Hartwell
Chief Compliance Officer of the Fund

Cc:	David Lees – Secretary of the Fund

Appendix A

M Fund, Inc.
1125 NW Couch Street, Suite 900
Portland, OR 97209

VIA EDGAR CORRESPONDENCE

August 11, 2014

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20549

Re:	M Fund, Inc. (the “Fund”)
File Nos. 033-95472 and 811-09082

Dear Sir/Madam:

On February 28, 2013, the Fund filed its Form N-SAR for the year ended December 31, 2012, but inadvertently omitted the Internal Controls Report from the Fund’s independent registered public accounting firm (the “Internal Controls Report”) as an attachment as required by Item 77B of Form N-SAR.  On March 11, 2014, the Fund filed an amended Form N-SAR for the year ended December 31, 2012 to include the Internal Controls Report as an attachment.

This correspondence is intended only to provide an explanation for the amended Form N-SAR filing on March 11, 2014.

Please contact me at (503) 414-7686 if you have any questions regarding the foregoing.

Regards,

/s/ Shannon Hartwell
Shannon Hartwell
Chief Compliance Officer of the Fund

Cc:	David Lees – Secretary of the Fund

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